SEC 05039506 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2005

SEC FILE NUMBER
8- 4077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Oppenheimer & Co. Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal **(212) 668-5782**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oppenheimer & Co. Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chariman & Chief Executive Officer

Title

Notary Public

GASPER MARRONE
Notary Public, State of New York
No. 01MA4519314
Qualified in Nassau County
Commission Expires April 30, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Page(s)

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2004

Oppenheimer & Co. Inc. and Subsidiaries
Index
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents		$ 23,242,488
Cash and securities (estimated fair value of $3,488,135) segregated under Federal and other regulations		15,291,010
Deposits with clearing organizations (includes securities with an estimated fair value of $5,441,059)		17,006,285
Receivable from brokers, dealers and clearing organizations		
Deposits paid for securities borrowed	$ 415,288,360	
Securities failed to deliver	30,798,202	
Other	16,991,450	
Total receivable from brokers, dealers and clearing organizations		463,078,012
Receivable from customers		864,303,798
Securities owned (including $3,332,847 pledged to counterparties) at estimated fair value		
Stock and warrants	37,110,875	
Corporate obligations	14,326,253	
State and municipal government obligations	14,953,844	
U.S. government and agency obligations	4,580,518	
Options and other	1,931,765	
Total securities owned		72,903,255
Exchange memberships at cost (estimated fair value - $3,642,750)		2,337,190
Furniture, fixtures and leasehold improvements		19,102,254
Notes receivable		70,069,627
Other assets		54,258,932
Total assets		$ 1,601,592,851

The accompanying notes are an integral part of this consolidated statement of financial condition.

Liabilities and Stockholder's Equity		
Drafts payable		$ 59,238,695
Short-term bank loans		2,373,445
Payable to brokers, dealers and clearing organizations		
Deposits received for securities loaned	$ 641,392,591	
Securities failed to receive	29,866,895	
Clearing organizations	693,338	
Total payable to brokers, dealers and clearing organizations		671,952,824
Securities sold, but not yet purchased at estimated fair value		
Stock and warrants	5,321,095	
Corporate obligations	3,266,420	
State and municipal government obligations	1,268,070	
U.S. government and agency obligations	648,617	
Options and other	32,040	
Total securities sold, but not yet purchased		10,536,242
Payable to customers		383,699,864
Income taxes payable		2,672,772
Accrued compensation		66,277,383
Accounts payable, accrued expenses and other liabilities		39,691,336
Subordinated borrowings		12,558,118
Total liabilities		1,249,000,679
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized, 760 shares issued and outstanding	76,000	
Additional paid-in capital	201,521,197	
Retained earnings	152,352,907	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		352,592,172
Total liabilities and stockholder's equity		$ 1,601,592,851

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. ("Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Canadian public corporation. Oppenheimer is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

Oppenheimer engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from 81 offices in twenty-one states located throughout the United States. In addition, Oppenheimer conducts business through local broker-dealers in South America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition of Oppenheimer includes the accounts of Oppenheimer's wholly owned subsidiaries, Pace Securities, Inc. ("Pace") and Freedom Investments, Inc. ("Freedom"), registered broker-dealers in securities under the Act; Josephthal & Co Inc., Prime Charter Ltd., First of Michigan Capital Corporation and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company"). The consolidated statement of financial condition of the Company is reported in U.S. dollars.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

All material intercompany balances and transactions have been eliminated.

Goodwill

Goodwill arose upon the acquisition of First of Michigan Capital Corporation, Josephthal Group, Inc. and Grand Charter Group Incorporated. Goodwill is subject to a periodic test for impairment at least annually to determine if the fair value of goodwill of a reporting unit is less than its carrying amount. Goodwill has been tested for impairment and no such impairment was recorded.

Brokerage Operations

Transactions in proprietary securities are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis which is generally three business days after trade date.

Securities owned and securities sold, but not yet purchased are reported in the statement of financial condition at estimated fair value based upon quoted prices.

Other financial instruments are carried at estimated fair value or amounts that approximate estimated fair value due to their short term nature.

Securities Lending Activities
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received.

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned.

The Company monitors the estimated fair value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Collateral
The Company is required to reclassify the estimated fair value of collateral pledged to counterparties under securities loan agreements, in which the counterparty has the right to sell or repledge the security. The Company is also required to disclose the estimated fair value of collateral received under securities borrow agreements when it has the ability to sell or repledge the collateral loans. In addition, the Company has the right to sell or pledge securities under customer margin loans.

Notes Receivable
The Company has notes from employees of approximately $70,070,000 at December 31, 2004, which are recorded at face value net of accumulated amortization. These amounts will be forgiven over a service period from the initial date of the loan or based on productivity levels of employees with respect to certain of these notes receivable and are contingent on the employee's continued employment with the Company. The unforgiven portion of the notes become due on demand in the event the employee departs during the service period.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

3. Short-Term Bank Loans

Short-term bank loans, primarily payable on demand, bear interest at various rates but not exceeding the broker call rate which was 4.0% at December 31, 2004. These loans are collateralized by firm and customer securities with a market value of approximately $17,000,000 and $74,741,000 respectively, and are primarily with two major U.S. money center banks.

4. Subordinated Borrowings

The subordinated loans are payable to the Company's parent, E.A. Viner International Co., and bear interest at 11-1/2% per annum. These loans are due: $3,850,000, November 29, 2005; $7,088,118, December 31, 2005; and $1,620,000, June 25, 2006 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

5. Regulatory Matters

Oppenheimer, Freedom, and Pace are subject to the uniform net capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 ("the Rule"). Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to 2% of aggregate customer related debit items, as defined. At December 31, 2004, Oppenheimer had net capital of $201,002,326 which exceeded required net capital by $180,464,102. Freedom and Pace compute their net capital requirements under the basic method provided for in the Rule, which requires that they maintain net capital equal to the greater of $250,000 and $5,000, respectively, or 6 2/3 % of aggregate indebtedness, as defined. At December 31, 2004, Freedom had net capital of $5,275,995, which was $5,025,995 in excess of the $250,000 required to be maintained at that date. At December 31, 2004, Pace had net capital of $49,553 which was $44,553 in excess of the $5,000 required to be maintained at that date.

At December 31, 2004, Oppenheimer and Freedom had $4,240,713 and $11,050,297, respectively, in cash and securities segregated under Federal and other regulations.

In accordance with the Securities and Exchange Commission's No Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2004. The Company had no deposit requirement as of December 31, 2004.

6. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consists of trading securities at estimated fair values. The Company has pledged securities owned of $3,333,000 as collateral to counterparties for securities loan transactions at December 31, 2004. This collateral can be sold or repledged. Included in securities owned at December 31, 2004 are corporate equities with estimated fair values of approximately $15,097,000, which are matched to deferred compensation liabilities to certain employees.

7. Furniture, Fixtures and Leasehold Improvements

The components of furniture, fixtures and leasehold improvements at December 31, 2004 are as follows:

Furniture and fixtures	$ 45,317,200
Leasehold improvements	16,090,816
	61,408,016
Accumulated depreciation and amortization	(42,305,762)
	$ 19,102,254

8. Income Taxes

The Company is included in an affiliated group which files consolidated Federal and combined New York State and local income tax returns.

Aggregated deferred tax assets, which relate primarily to fixed assets and non-deductible expenses, are included in other assets and amounted to approximately $6,004,000.

9. Employee Benefits and Compensation Plans

The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees and reserves the right to amend or terminate the plan at any time. Eligible Oppenheimer employees may make voluntary contributions which can not exceed $13,000 per annum.

First of Michigan Capital Corporation sponsors an unfunded Supplemental Executive Retirement Program ("SERP"), which is a non-qualified plan that provides certain former officers additional retirement benefits. Benefits payable under the SERP were approximately $955,000 at December 31, 2004.

On November 30, 2000 the Company established an Executive Deferred Compensation Plan ("EDCP") in order to offer to certain qualified high-performing financial consultants, a bonus based upon a formula reflecting years of service, gross commissions and a valuation of their clients' assets. The bonus amounts calculated with respect to fiscal 2004 total approximately $1,366,000 and will normally vest five years from the end of the related fiscal year. The liability is being recognized on a straight-line basis over the vesting period. In addition, the Company is maintaining a Deferred Compensation Plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose.

The Company has granted Stock Appreciation Rights to certain employees as part of their compensation package based on a formula reflecting gross commission and length of service. The value of Stock Appreciation Rights granted in 2004 total approximately $1,028,000 and will vest five years from the end of the related fiscal year. The liability is being recognized over the vesting period.

In 2003, the Company awarded 36,110 Class A non-voting shares to certain employees, which will vest if the employees are continuously employed by the Company until January 3, 2006. The value of this award has been estimated at $211,000. The liability is being recognized over the vesting period.

10. Commitments and Contingencies

The Company has operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2014.

Future minimum rental commitments under such operating and capitalized leases are as follows:

Years Ended	Future Minimum Rentals
2005	$ 23,095,078
2006	23,024,210
2007	21,247,986
2008	18,512,457
2009	16,249,011
2010 and thereafter	57,810,213
	$ 159,938,955

Certain of these leases contain provisions for rent escalation based on increases in costs incurred by the lessor.

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in lawsuits seeking substantial damages. The Company is also involved from time to time in governmental and self-regulatory agency investigations and proceedings. There has been an increased incidence of litigation and regulatory investigations in the financial services industry in recent years, including customer claims as well as class action suits seeking substantial damages.

The Company is the subject of customer complaints, has been named as defender or co-defendant in various lawsuits alleging substantial damages and have been involved in certain governmental and self-regulatory agency investigations and proceedings. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. Some of these proceedings relate to public offerings of securities in which the Company participated as a member of the underwritings syndicate. The Company is also aware of litigation against certain underwriters of offerings in which the Company was a participant, but where the Company is not now a defendant. In these latter cases, it is possible that the Company may be called upon to contribute to settlements or judgments. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of pending litigation and other matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, the Company has no reason to believe that the resolution of these matters will have a material adverse effect on its financial condition. However, the Company's results of operations could be materially affected during any period if liabilities in that period differ

from prior estimates. The materiality of legal matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

At December 31, 2004, the Company has collateralized and uncollateralized letters of credit for $125,400,000. Collateral for these letters of credit include marketable securities of approximately $188,198,000, deposited with one financial institution.

11. Financial Instruments with Off-balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At December 31, 2004, the Company has approximately $1.3 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $321,069,000 under securities loan agreements. In addition, the Company has received collateral of approximately $403,697,000 under securities borrow agreements of which the Company has repledged approximately $316,872,000 as collateral under securities loans agreements. Included in securities borrowed are receivables from three major U.S. broker-dealers totaling $212,902,000.

The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

At December 31, 2004 the Company had outstanding commitments to buy and sell of $98,000 and $150,000, respectively, of primarily mortgage-backed securities on a when issued basis. These commitments have off-balance sheet risks similar to those described above.

The Company has a clearing arrangement with Pershing LLC to clear certain transactions in foreign securities. Accordingly, the Company has credit exposures with this clearing broker. The

clearing broker can rehypothecate the securities held on behalf of the Company. The clearing broker has the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of this clearing broker, all counterparties and all clients with which it conducts business.

12. Related Party Transactions

At December 31, 2004, Oppenheimer has an outstanding guarantee of debt of $76,750 that arose as a result of Josephthal Group, Inc. acquisition.

The Company intends to make distributions to the Parent in order to fund the Parent's obligations.